EXHIBIT 12

WESBANCO, INC.

Computations of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands - unaudited)

	For the twelve months ended December 31,
	2008	2007	2006	2005	2004
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$36,203	$27,791	$30,672	$34,255	$20,626
Interest Factor Within Rent Expense (1)	829	777	742	763	545
Preferred Stock Dividend (2)	293	—	—	—	—

Total Fixed Charges	37,325	28,568	31,414	35,018	21,171

Earnings:
Income before Income Taxes	$42,610	$52,690	$48,298	$54,479	$47,158
Fixed Charges (excluding Preferred Stock Dividends)	37,032	28,568	31,414	35,018	21,171

Total Earnings	79,642	81,258	79,712	89,497	68,329

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	2.13	2.84	2.54	2.56	3.23

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$121,229	$117,080	$104,436	$92,434	$60,212
Interest Factor Within Rent Expense (1)	829	777	742	763	545
Preferred Stock Dividend (2)	293	—	—	—	—

Total Fixed Charges	122,351	117,857	105,178	93,197	60,757

Earnings:
Income Before Income Taxes	$42,610	$52,690	$48,298	$54,479	$47,158
Fixed Charges (Excluding Preferred Stock Dividends)	122,058	117,857	105,178	93,197	60,757

Total Earnings	164,668	170,547	153,476	147,676	107,915

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	1.35	1.45	1.46	1.58	1.78

(1)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.

(2)	Represents the dividend accrued on the Series A Preferred Stock for the period ended December 31, 2008.